December 27, 2006

Larry Spirgel, Melissa Hauber and Carlos Pacho
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A.
Form 20-F for Fiscal Year ended December 31, 2005
Filed May 19, 2006

File No. 1-13882

Dear Mr. Spirgel, Ms. Hauber and Mr. Pacho:

     Thank you very much for your letter dated December 21, 2006, setting forth additional comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on our letter dated October 19, 2006 regarding the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

     We hereby confirm that we will submit our responses to the Staff’s comments on the 2005 Form 20-F on or before January 22, 2007.

     We would like to express our appreciation for your cooperation. Please do not hesitate to contact our counsel, Jeffrey M. Oakes, at 011-44-20-7418-1386 (fax: 011-44-20-7710-4886) or the undersigned to discuss any questions or comments.

Very truly yours,

/s/ Enrico Parazzini

Enrico Parazzini
Chief Financial Officer

cc:	Jeffrey M. Oakes Davis Polk & Wardwell

Simona Spazzini Davis Polk & Wardwell